Exhibit 99.4

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

United Utilities PLC ("the Company") announces that it received notification on 18 July 2006 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors and persons discharging managerial responsibility on 17 July 2006, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 626.5 pence per share.

Director	No. of Shares purchased

PHILIP GREEN	24
SIMON BATEY	24
GORDON WATERS	24
CHARLES CORNISH	24
TIM RAYNER	24
LINDA BOOTH	24

Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".